PROFIT AND LOSS

Participant Assistive Products
PO Box 156614
San Francisco CA 94115
United States
VAT:

	2024
	Balance (.$)
Net Profit	**-116,825.78**

Income

Gross Profit	
Operating Income	
400000 Revenue- Cub	602,384.00
400001 Revenue- Wildebeest	3,200.00
400003 Revenue- SpringBok	37,498.13
400004 Revenue- Pony Lite	53,659.00
400005 Revenue- Accessories	31,575.14
400006 Revenue- Other Income	1,310.00
400007 Revenue Pony	67,090.00
400008 Revenue- Shipping Services	127,661.10
Total Operating Income	**924,377.37**
Cost of Revenue	
500000 Cost of Goods Sold- Cub	476,019.50
500001 Cost of Goods Sold- Wildebeest	1,291.22
500003 Cost of Goods Sold- SpringBok	25,087.16
500004 Cost of Goods Sold- Pony Lite	43,900.12
500005 Cost of Goods Sold- Accessories	28,109.55
500006 Cost of Goods Sold- Others	1,302.97
500007 Cost of Goods sold -Pony	56,988.93
500009 Cost of Goods Sold- Shipping Services	124,666.04
Total Cost of Revenue	**757,365.49**
Total Gross Profit	**167,011.88**
Other Income	11,442.16
Total Income	**935,819.53**

Expenses

Expenses	
600001 Rent	482.19
600002 Advertising	239.79
600003 Business Licenses	320.00
600004 Entertainment	666.30
600005 Legal Fees	3,190.49
600006 Audit & Review fees	1,350.00
600007 Legal Services	783.93
600008 Office Supplies, Computers, Phone	1,654.77
600009 General Administrative Expenses	423.50
600010 Professional Development Resources	1,322.78
600011 Shipping not Products	686.82
600012 Software Subscription	12,749.26

	2024
	Balance (.$)
600013 Warranty Issues	812.00
600014 Travel General	2,341.93
600015 Fundraising	68.09
600016 Conference Registration	300.00
600017 Web Dev. Services	1,933.85
600019 Insurance	307.00
600022 Utilities	1,528.78
600501 Marketing General	22,737.37
600502 Marketing Travel	13,885.16
600503 Marketing Consultant	100.00
600504 Special Marketing Projects	5,844.35
600505 Marketing Discounts	1,531.15
600507 Marketing samples	18,762.41
600508 Sales commission	16,500.00
600602 Payroll Officers USA	6,090.86
600603 Full Time Workers - Contractors	77,954.91
600604 Part Time Workers - Contractors	16,295.66
600605 Officers Non USA- Contractors	9,300.00
600606 Taxes Payroll Officers Compensation USA	2,282.94
600607 California State Franchise Tax	1,273.37
700100 R&D Expenses	788.93
700102 R&D Contractors	2,200.43
700104 R&D Materials and Prototypes	8,398.39
700106 R&D Testing	5,566.00
700500 Insurance on loans	150.00
700501 Bank Fees	2,497.01
700502 Finance Costs	125.02
700503 Loan 1 Interest 1.5 X Revenue Loan 1	7,696.07
700506 Loan 4 Interest Revenue Loan 1 Loan from Armar Archbold	3,848.03
700507 Loan 5 Interest Revenue Loan 1 from Paul Nokes	3,848.02
700509 Loan 7 Interest Marlin 1	1,902.68
700511 Loan 9 from Keoke King 5% interest	2,410.80
700514 Bad debts written off	2,998.01
Total Expenses	**266,149.05**
Depreciation	29,130.77
Total Expenses	**295,279.82**

BALANCE SHEET

Participant Assistive Products
PO Box 156614
San Francisco CA 94115
United States
VAT:

	As of 12/31/2024
	Balance (.$)
ASSETS	
Current Assets	
Bank and Cash Accounts	200,113.91
Receivables	219,384.34
Current Assets	70,913.77
Prepayments	
Total Current Assets	**490,412.02**
Plus Fixed Assets	88,336.49
Plus Non-current Assets	
Total ASSETS	**578,748.51**
LIABILITIES	
Current Liabilities	
Current Liabilities	86,634.72
Payables	136,365.53
Total Current Liabilities	**223,000.25**
Plus Non-current Liabilities	574,077.98
Total LIABILITIES	**797,078.23**
EQUITY	
Unallocated Earnings	
Current Year Unallocated Earnings	
Current Year Earnings	-116,825.78
Current Year Allocated Earnings	
Total Current Year Unallocated Earnings	**-116,825.78**
Previous Years Unallocated Earnings	-248,706.67
Total Unallocated Earnings	**-365,532.45**
Retained Earnings	147,202.73
Total EQUITY	**-218,329.72**
LIABILITIES + EQUITY	**578,748.51**

PARTICIPANT ASSISTIVE PRODUCTS

ANNUAL REPORT AND FINANCIAL STATEMENTS

FOR THE YEAR ENDED 31 DECEMBER 2023

PARTICIPANT ASSISTIVE PRODUCTS
ANNUAL REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2023

The following pages do not form an integral part of these financial statements

COMPANY INFORMATION

BOARD OF DIRECTORS	: George James King Jr	CEO, President
	: Wayne Hanson	Treasurer
	: Dave Calver	Chief Clinical Officer, Secretary

REVIEWERS
: Alkam & Mulila LLP
: Certified Public Accountants
: P.O. Box 3456,00100
: NAIROBI

PRINCIPAL BANKERS
: Brex Credit Bank
: First Republic Bank
: Paypal

REPORT OF THE DIRECTORS

The directors submit their report and the financial statements for the year ended 31 December 2023.

PRINCIPAL ACTIVITIES

The principal activities of the Company are those of designing and manufacturing (by contract manufacture) of affordable assistive products for people with disabilities. Participant Assistive Products is a B-Corp committed to green processes, great products and increased participation for people with disabilities.

RESULTS

The operating results and state of affairs of the company are fully set out in the attached annual report and financial statements.

BUSINESS REVIEW OF FINANCIAL RESULTS AND ACTIVITIES

The annual report and financial statements have been prepared in accordance with Generally Accepted Accounting Principles (GAAP) and in the manner required by the General Corporation Law of California State in the United States of America. The accounting policies have been applied consistently to the prior year.

The Company recorded a loss for the year ended December 31, 2023 of USD. 61,794. This represents an decrease of 33.10% of the loss of the prior year of USD.186,675 . The decrease in loss is attributable to an increase in sales revenues.

Cash received from outside investment in form of Simple Agreement for Future Equity (SAFE) was USD. 300,000 during the year in review. The company also received a donation of USD. 2,812 from Cerebral Palsy Alliance. This allowed for more funds to finance cost of sales.

Revenues for the year increased by USD. 375,199 attributable to past marketing efforts and investments.

DIRECTORS

The directors who held office during the year and to the date of this report are shown on page 1.

REVIEWERS

The company's reviewers, Alkam & Mulili LLP are willing to continue in office.

BY ORDER OF THE BOARD

_____

DIRECTOR

_____2024

STATEMENT OF DIRECTORS' RESPONSIBILITIES

The directors are required to prepare financial statements for each financial year that give a true and fair view of the financial position of the company as at the end of the financial year and of its profit or loss for that year. It also requires the directors to ensure that the company maintains proper accounting records that are sufficient to show and explain the transactions of the company and disclose, with reasonable accuracy, the financial position of the company. The directors are also responsible for safeguarding the assets of the company, and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors accept responsibility for the preparation and presentation of these financial statements in accordance with the Generally Accepted Accounting Principles (GAAP). They also accept responsibility for designing, implementing and maintaining such internal control as they determine necessary to enable the presentation of financial statements that are free from material misstatement, whether due to fraud or error, selecting suitable accounting policies and applying them consistently and making accounting estimates and judgements that are reasonable in the circumstances.

Having made an assessment of the company's ability to continue as a going concern, the directors are not aware of any material uncertainties related to events or conditions that may cast doubt upon the company's ability to continue as a going concern.

The directors acknowledge that the independent review of the financial statements does not relieve them of their responsibilities.

Approved by the board of directors on_____ 2024 and signed on its behalf by:

_____   _____
DIRECTOR   **DIRECTOR**

PARTICIPANT ASSISTIVE PRODUCTS
ANNUAL REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2023

INCOME STATEMENT

	Notes	2023 USD	2022 USD
Sales revenue	1	448,775	73,576
Cost of sales		(372,383)	(74,041)
Gross profit		76,393	(464)
Donations	1	2,812	50,468
Human resources expenses		(41,079)	(52,099)
Research and development expenses		(9,458)	(60,694)
Sales and marketing expenses		(14,909)	(32,634)
General and administrative expenses		(65,743)	(89,180)
Finance cost		(9,810)	(2,071)
Loss for the year		(61,794)	(186,675)

BALANCE SHEET

ASSETS	Note	2023 USD	2022 USD
Current assets			
Cash and bank balances	3	261,971	51,443
Account and other receivables	4	92,681	23,327
		354,652	74,771
Non-current assets			
Property, plant and equipments	5	115,582	154,248
Total assets		470,234	229,018
CAPITAL EMPLOYED			
Ordinary share capital	6	46	46
Retained earnings		(501,285)	(439,491)
		(501,239)	(439,445)
Current Liabilities			
Account and other payables	7	81,239	47,684
Borrowings	8	5,833	3,333
		87,072	51,017
Non Current Liabilities			
Borrowings	8	884,401	617,446
Total capital & liabilities		470,234	229,018

The financial statements on pages 6-9 were approved and signed by the directors on 2024

....
DIRECTOR   **DIRECTOR**

The accounting policies on pages 10 and notes on pages 11 to 12 form an integral part of these financial statements.

Report of the independent Reviewers - pages 5.

STATEMENT OF CHANGES IN EQUITY

	Common Share Capital	Retained Earnings	Totals
Year ended 31 December 2023			
At start of the year	46	(439,491)	(439,445)
Loss for the year	-	(61,794)	(61,794)
At 31 December	**46**	**(501,285)**	**(501,239)**
Year ended 31 December 2022			
At start of the year	30	(253,633)	(253,603)
Prior period adjustment	16	817	833
Loss for the year	-	(186,675)	(186,675)
At 31 December	**46**	**(439,491)**	**(439,445)**

PARTICIPANT ASSISTIVE PRODUCTS
ANNUAL REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2023
STATEMENT OF CASH FLOWS

	Notes	2023 USD	2022 USD
Operating activities			
Cash used in operations	10	(97,593)	(98,539)
Effects of prior year adjustment		-	833
Depreciation on property and equipments		38,824	51,824
Net cash used in operating activities		(58,768)	(45,882)
Investment activities			
Purchase of property and equipments		(159)	(201,842)
Financing activities			
Borrowings from directors		(13,232)	47,400
Loans		282,687	106,537
		269,455	153,937
Increase in cash and cash equivalents		210,528	(93,787)
Movement in cash and cash equivalents			
At start of year		51,443	145,230
Increase		210,528	(93,787)
At end of year	5	261,971	51,443

The accounting policies on pages 10 and notes on pages 11 to 13 form an integral part of these financial statements.

Report of the independent reviwers - page 5.

SIGNIFICANT ACCOUNTING POLICIES

1   Summary of significant accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below :-

a)   Basis for preparation

The financial statements are prepared in accordance and compliance with Generally Accepted Accounting Principles (GAAP), and presented in fuctional currency, United States Dollar (USD). The annual report and financial statements have been prepared on the historical cost basis, and incorporate the principal accounting policies set out below

These accounting policies are consistent with the previous period.

(b)   Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and/or performance of services, in the ordinary course of business and is stated net of Value Added Tax (VAT), rebates and discounts.

The company recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and when the specific criteria have been met for each of the company's activities as described below. The amount of revenue is not considered to be reliably measured until all customer, type of transaction and specifics of each arrangement. contingencies relating to the sale have been resolved. The company bases its estimates on historical results, taking into consideration the type of transaction and specifics of each arrangement.

Sales of goods and performance of services are recognised upon customer acceptance.
Donations are recognised in the financial statements when they are received

(c)   Property, plant and equipment

All categories of property and equipment are intially recorded at cost and are subsequently stated at historical cost less depreciation.
Depreciation is calculated using the reducing balance method so as to write off the cost of non current assets over their estimated useful lives using the following annual rates:-

Computers and accessorries	30%
Equipments	25%

(d)   Inventories

Inventories are stated at the lower of cost and net realisable value. Net realisable value is the estimate of the selling price in the ordinary course of business, less the cost of selling. Where necessary a provision is done for obsolete and slow moving items of stock.

(e)   Account receivables

Account receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method, less impairment.
Impairment of account receivables is recognised in the income statement under administrative expenses when there is objective evidence that the company will not be able to collect all amounts due per the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganisation and default in payments are considered indicators that the trade receivable is impaired. The provision is based on the difference between the carrying amount and the present fair value of the expected cash flows, discounted at the effective interest rate.
Receivables not collectible are written off against the impairment. Subsequent recoveries of amounts previously written off are credited to the income statement under administrative expenses in the year of their recovery.

(f)   Cash and cash equivalents

For the purposes of the cash flow statement, cash and cash equivalents comprise cash in hand and deposits held with banks, net of bank overdrafts. In the statement of financial position, bank overdrafts are included in borrowings in current liabilities.

(g)   Account payables

Payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method.

(h)   Share capital

Ordinary shares are classified as equity.

NOTES TO THE FINANCIAL STATEMENTS

		2023	2022
1.	**Income**	**USD**	**USD**
	Direct revenues	417,785	55,760
	Shipping Services	30,990	17,816
	Donations	2,812	50,468
		451,587	124,044

2.	**Operating loss**		
	The following items have been charged in arriving at operating loss:		
	Depreciation	38,824	51,824
	Human resources expenses	41,079	52,099

3	**Cash and bank balances**		
	Brex cash	298	21,395
	Credit cards	(8,300)	(2,857)
	Paypal	193	218
	Liquidity transfer	10,000	-
	First Republic Bank	259,778	32,687
		261,971	51,443

4	**Account and other receivable**		
	Account receivables	7,642	23,327
	Provision for doubtful debts	(3,314)	-
	Prepayments	88,353	-
		92,681	23,327

		Tools and Machines	Computers	Total
5	**Property, plant and equipment**			
	Year ended 31 December 2023	**USD**	**USD**	**USD**
	Cost			
	At start of the year	199,947	11,586	**211,532**
	Additions	-	159	**159**
		199,947	**11,745**	**211,691**
	Depreciation			
	At start of the year	49,987	7,298	**57,285**
	Charge for the year	37,490	1,334	**38,824**
	At end of year	**87,477**	**8,632**	**96,109**
	Carrying value	**112,470**	**3,112**	**115,582**
	Year ended 31 December 2022			
	Cost			
	At start of the year	-	9,690	9,690
	Additions	199,947	1,896	201,842
		199,947	**11,586**	**211,532**
	Depreciation			
	At start of the year	-	5,461	5,461
	Charge for the year	49,987	1,837	51,824
	At end of year	**49,987**	**7,298**	**57,285**
	Carrying value	**149,960**	**4,287**	**154,247**

NOTES TO THE FINANCIAL STATEMENTS (CONTINUED)

		2023 USD	2022 USD
6	**Share capital**		
	Authorised		
	10,000,000 Common shares of USD. 0.0001 each	100	100
	Issued and fully paid		
	4,629,110 Common shares of USD 0.00001 each	46	46
7.	**Accounts and other payables**		
	Account payables	23,632	46,584
	Deposits	55,540	-
	Other payables	2,067	1,100
		81,239	47,684
8.	**Borrowings**		
	Current		
	Marlin loan	5,833	3,333
	Non current		
	Revenue loans	536,185	550,164
	Marlin loan	-	5,834
	Directors account	48,216	61,448
	SAFE- Armar Archbold	50,000	-
	SAFE- Sorenson Impact Foundation	250,000	-
		884,401	617,446

Revenue loans and the interests thereon are payable based on 5% of sales revenues and no specific repayment period. The amount owed to the directors represents expenses paid onbehalf of the company and have no specific repayment period.

		2023 USD	2022 USD
9	**Related party transactions**		
	Amount due to directors		
	At start of period	61,448	14,048
	Additions/(repayments) during the year	(13,232)	47,400
	At end of the year (note 8)	48,216	61,448
10	**Cash generated from operations**		
	Loss before tax	(61,794)	(186,675)
	Adjustments for:		
	Changes in working capital		
	- Account and other receivables	(69,354)	62,239
	- Account and other payables	33,555	25,898
	Cash used in operations	(97,593)	(98,539)

11 **Fair value**

The Directors consider that there is no material difference between the fair value and carrying value of the Companys' financial assets and liabilities where fair value details have not been presented.

12 **Events after the reporting period**

In the opinion of the Directors, there are no material events after the statement of financial position reporting period.

13 **Prior period adjustment**

The adjustment relates to net off USD 833 Kiva loan book balance writeoff and issued shared capital understatement of USD 16.

14 **Comparative figures**

Where necessary, comparative figures have been adjusted to conform with the changes in presentation in the current year.

14 **Incorporation**

Participant Assistive Products is incoporated and domiciled in United States of America in accordance with the General Corporation Law of California.

PARTICIPANT ASSISTIVE PRODUCTS
ANNUAL REPORT AND FINANCIAL STATEMENTS
FOR THE YEAR ENDED 31 DECEMBER 2023

SCHEDULE OF EXPENDITURE

	2023 USD	2022 USD
Cost of sales		
Direct costs	334,074	57,754
Shipping costs	38,308	16,286
	372,383	74,041
Human resources expenses		
Payroll officers	-	32,350
Payroll full time workers - Contractors	39,967	19,242
Payroll part time workers - Contractors	1,112	507
	41,079	52,099
Research and development expenses		
Research and development human resources	1,003	25,000
Materials and prototypes	6,628	15,304
Regulatory fees	-	7,506
Testing	1,827	12,884
	9,458	60,694
Sales and marketing expenses		
Advertising and marketing	60	35
Promotion in new markets	8,938	7,878
Conference registration	900	-
Web development	-	7,585
Special market projects	5,011	17,136
	14,909	32,634
General and administrative expenses		
Insurance	360	-
Business licenses	169	786
Legal expenses	3,280	1,265
Audit and review fees	1,200	7,100
Fundraising	2,225	216
Califonia state franchaise tax	1,067	-
Bank charges	1,812	1,225
Utilities	1,149	675
Office expenses	625	1,641
Travel and entertainment	8,182	19,820
Software subscription	3,537	4,628
Bad debts	3,314	-
Depreciation	38,824	51,824
	65,743	89,180
Finance cost		
Interest on loans	9,706	1,967
Foreign exchage loss	104	104
	9,810	2,071
Total expenses	**513,381**	**310,719**